AVALON RARE METALS INC. ANNOUNCES PROPOSED PUBLIC OFFERING OF COMMON SHARES

Toronto, ON –  July 26, 2011 –  Avalon Rare Metals Inc. (TSX and NYSE Amex: AVL) (“Avalon” or the “Company”) announced today that it has filed a preliminary prospectus supplement under its final base shelf prospectus dated May 4, 2011 with the securities regulators in each of the provinces and territories of Canada, other than Québec, and with the U.S. Securities and Exchange Commission (the "SEC"), pursuant to which the Company proposes to complete an offering of 7,000,000 common shares of the Company upon terms to be determined in the context of the market.

Citigroup Global Markets Inc. and Dahlman Rose & Company, LLC are acting as joint book-running managers for the offering and as the representatives of the several underwriters. The common shares are being offered in the United States by the Company pursuant to a registration statement filed with the SEC, which became effective on May 5, 2011.

When available, copies of the preliminary prospectus supplement, the final prospectus supplement and accompanying base prospectus relating to this offering can be obtained at the SEC's website at www.sec.gov and on SEDAR at www.sedar.com. A copy of the preliminary prospectus supplement and accompanying prospectus relating to these securities may also be obtained from Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th floor, Brooklyn, NY 11220 (Tel: 800-831-9146 or e-mail: batprospectusdept@citi.com) and from Dahlman Rose & Company, LLC, Attn: Prospectus Department, 1301 Avenue of the Americas, 44th Floor, New York, NY 10019 (Tel: 212-920-4521 or email: prospectus@drco.com).

The offering is subject to market conditions and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering. The offering is expected to price before 9:30 am EST on Wednesday, July 27, 2011.

It is anticipated that the net proceeds of the offering will be used to complete a bankable feasibility study on the Company’s Thor Lake Rare Metals Project, for working capital and for general corporate purposes. The offering remains subject to the approval of the Toronto Stock Exchange and the NYSE Amex and applicable regulatory approvals.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the filing of a final prospectus supplement of the Company, completion of the offering and anticipated use of proceeds of the offering.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements.  Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results to differ materially from those anticipated, estimated or intended.  Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and may not be appropriate for other purposes.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.